Exhibit (d)(5)

CONFIDENTIAL	EXECUTION VERSION

LIMITED GUARANTEE

Limited Guarantee, dated as of May 1, 2012 (this “Limited Guarantee”), of Centerbridge Capital Partners II, L.P. (the “Guarantor”), in favor of P.F. Chang’s China Bistro, Inc., a Delaware corporation (the “Guaranteed Party”). Reference is hereby made to the Agreement and Plan of Merger, by and among Wok Parent LLC, a Delaware limited liability company (“Parent”), Wok Acquisition Corp., a Delaware corporation and an indirect wholly-owned subsidiary of Parent (“Purchaser”), and the Guaranteed Party, dated as of the date hereof (the “Merger Agreement”). Capitalized terms used herein but not otherwise defined have the meanings ascribed to them in the Merger Agreement.

1. Limited Guarantee. The Guarantor hereby guarantees to the Guaranteed Party, on the terms and subject to the conditions set forth herein, (i) Parent’s payment obligation of the Parent Termination Fee under Section 7.3(c) of the Merger Agreement, or any other amount as may be agreed upon in writing by the Guarantor and the Guaranteed Party, and (ii) Parent’s payment obligation under Section 7.3(g) of the Merger Agreement, in each case, to the Guaranteed Party when due (if at all) (the “Guaranteed Obligations”, and such amount of the Guaranteed Obligations, the “Maximum Amount”); it being further understood that this Limited Guarantee may not be enforced for an amount in excess of the Maximum Amount. The Guaranteed Party hereby agrees that the Guarantor in the aggregate shall in no event be required to pay to any one or more Persons in the aggregate more than the Maximum Amount pursuant to this Limited Guarantee, and no Guarantor shall have any obligation or liability to any Person under this Limited Guarantee or the Merger Agreement (whether at law, in equity, in contract, in tort or otherwise) other than as expressly set forth herein or therein, as the case may be.

2. Terms of Limited Guarantee.

(a) This Limited Guarantee is one of payment, not just collection, and a separate action or actions may be brought and prosecuted against the Guarantor to enforce the Limited Guarantee, irrespective of whether any action is brought against Parent, Purchaser or any other Person or whether Parent, Purchaser or any other Person is joined in any such action or actions. The Guarantor reserves the right to assert any and all defenses which Parent or Purchaser may have under the Merger Agreement or any other agreement entered into, under or in connection with, the Merger, the Offer or the other transactions contemplated by the Merger Agreement with respect to the payment of the Guaranteed Obligations.

(b) The liability of the Guarantor under this Limited Guarantee shall, to the fullest extent permitted under applicable Law, be absolute and unconditional, irrespective of:

(i) any change in the corporate existence, structure or ownership of Parent or Purchaser, or any insolvency, bankruptcy, reorganization, liquidation or other similar proceeding of Parent or Purchaser or affecting any of their assets;

(ii) any change in the manner, place or terms of payment or performance, or any change or extension of the time of payment or performance of, renewal or alteration of, any Guaranteed Obligations, any liability incurred directly or indirectly in respect thereof, or any amendment or waiver of or any consent to any departure from the terms of the Merger Agreement or the documents entered into in connection therewith, in each case, made in accordance with the terms thereof;

(iii) the existence of any claim, set-off or other right that the Guarantor may have at any time against Parent or Purchaser, whether in connection with the Guaranteed Obligations or otherwise; or

(iv) any lack or limitation of status or power, incapacity, disability or other legal limitation of Parent in respect of any Guaranteed Obligations.

(c) In the event that any payment to the Guaranteed Party in respect of any Guaranteed Obligations is rescinded or otherwise must be (and is) returned to the Guarantor for any reason whatsoever, the Guarantor shall remain liable hereunder with respect to the Guaranteed Obligations as if such payment had not been made.

(d) To the fullest extent permitted by applicable Law, the Guarantor hereby expressly waives any and all rights or defenses related to this Limited Guarantee arising by reason of any applicable Law, including those which would otherwise require any election of remedies by the Guaranteed Party. The Guarantor waives promptness, diligence, notice of acceptance of this Limited Guarantee and of the Guaranteed Obligations, presentment, demand for payment, notice of non-performance, default, dishonor and protest, notice of the incurrence of any Guaranteed Obligations and all other notices of any kind (except for notices to be provided to Parent and in accordance with Section 8.9 of the Merger Agreement), all defenses which may be available by virtue of any stay, moratorium law or other similar law now or hereafter in effect, any right to require the marshalling of assets of Parent or any other Person interested in the transactions contemplated by the Merger Agreement, and all suretyship defenses generally (other than willful misconduct or fraud, and defenses to the payment of the Guaranteed Obligations that are available to Parent or Purchaser under the Merger Agreement or any other agreement entered into, under or in connection with, the Merger, the Offer or the other transactions contemplated by the Merger Agreement, which defenses shall be available to the Guarantor with respect to the Guaranteed Obligations, or breach by the Guaranteed Party of this Limited Guarantee). The Guarantor acknowledges that it will receive substantial direct and indirect benefits from consummation of the transactions contemplated by the Merger Agreement and that the waivers set forth in this Limited Guarantee are knowingly made in contemplation of such benefits.

(e) The Guarantor hereby covenants and agrees that it shall not institute, and shall cause its Affiliates to not institute, any Legal Proceeding or bring any other claim asserting that this Limited Guarantee or any term or condition set forth herein is illegal, invalid or unenforceable in accordance with its terms.

3. Sole Remedies. The Guaranteed Party acknowledges and agrees that the sole cash asset of Parent is cash in a de minimis amount and that except as provided in this Limited Guarantee no additional funds are expected to be contributed, directly or indirectly, to Parent unless and until the Offer Closing and/or Merger Closing occurs. The Guaranteed Party further agrees that with respect to its rights hereunder it has and shall have no right of recovery against the Guarantor or any of its Affiliates or any former, current or future, direct or indirect director, officer, employee, agent or Affiliate of any of the foregoing, any former, current or future, direct or indirect holder of any equity interests or securities of the foregoing (whether such holder is a limited or general partner, member, stockholder, securityholder or otherwise), any former, current or future assignee of any of the foregoing or any former, current or future director, officer, employee, agent, general or limited partner, manager, member, stockholder, securityholder, Affiliate, controlling Person or Representative or assignee of any of the foregoing other than Parent, Purchaser or their assignees under the Merger Agreement (any such Person or entity, other than the Guarantor, Parent or Purchaser or their assignees under the Merger Agreement, a “Related Person”), through Parent or otherwise, whether by or through attempted piercing of the corporate, limited liability company or limited partnership veil, by or through a claim by or on behalf of Parent against the Guarantor or any Related Person, or otherwise, except for its rights against the Guarantor under this Limited Guarantee and pursuant to the terms and subject to the conditions hereof and its specific rights to enforce the Equity Commitment Letter of the Guarantor dated as of the date hereof (the “Equity Commitment Letter”). Recourse against the Guarantor under this Limited Guarantee and, if the Company is entitled to specific performance pursuant to Section 8.7(b) of the Merger Agreement, the Equity Commitment Letter shall be the sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) of the Guaranteed Party and all of its Affiliates against the Guarantor and any Related Person in respect of any breach, loss or damage arising under, or in connection with, the Merger Agreement or the transactions contemplated thereby (other than any remedies available pursuant to the terms of the Equity Commitment Letter), including if Parent and Purchaser fail to effect the Offer Closing or Merger Closing for any reason or no reason or they otherwise breach the Merger Agreement (except for claims based on Fraud). The Guaranteed Party hereby covenants and agrees that it shall not institute, and shall cause its Affiliates not to institute, any Legal Proceeding or bring any other claim arising under, or in connection with, the Offer, the Merger, the Merger Agreement or the transactions contemplated thereby, against the Guarantor or any Related Person, except for claims of the Guaranteed Party against the Guarantor under this Limited Guarantee and claims pursuant to the terms of the Equity Commitment Letter subject to the limitations contained therein and in the Merger Agreement. Without prejudice to any right to specific performance that the Guaranteed Party may have under the Equity Commitment Letter or Section 8.7 of the Merger Agreement and, except as contemplated in Section 1 hereof, the Guaranteed Party further covenants and agrees that it shall not have the right to recover, and shall not recover, and it shall not institute, directly or indirectly, and shall cause its Affiliates not to institute, any Legal Proceeding or bring any other claim to recover, more than the Maximum Amount from the Guarantor and its permitted assignees in respect of any liabilities or obligations of the Guarantor, Parent or Purchaser arising under or in connection with the Offer, the Merger, the Merger Agreement, this Limited Guarantee or the transactions contemplated hereby or thereby, and the Guaranteed Party shall promptly return all monies paid to it or its Subsidiaries or Affiliates pursuant this Limited Guarantee which are in excess of Maximum Amount. Nothing set forth in this Limited Guarantee shall confer or give to any Person other than the Guaranteed Party any rights or remedies against any Person, including the Guarantor, except as expressly set forth herein. The Guaranteed Party acknowledges that the Guarantor is agreeing to enter into this Limited Guarantee in reliance on the provisions set forth in this Section 3. This Section 3 shall survive termination of this Limited Guarantee.

4. Representations and Warranties. The Guarantor hereby represents and warrants with respect to itself that this Limited Guarantee constitutes a legal, valid and binding obligation of such Guarantor, enforceable against such Guarantor in accordance with its terms, subject to (i) the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar laws affecting creditors’ rights generally, and (ii) general equitable principles (whether considered in a proceeding in equity or at law). The Guarantor hereby represents and warrants that it has the ready, freely available access to funds in the amount of the Maximum Amount, and such funds when accessed will be freely available to satisfy the obligations of the Guarantor (if any) hereunder or under the Equity Commitment Letter. The Guarantor agrees to take no action which could reasonably be expected to result in the Guarantor having insufficient funds to enable it to fully perform its obligations hereunder and under the Equity Commitment Letter.

5. Termination. This Limited Guarantee shall terminate and the Guarantor shall have no further obligation under this Limited Guarantee (other than Section 3 and Sections 7 through 15, all of which shall survive such termination) as of the earliest to occur of (i) the earlier of the Offer Closing and the Merger Closing; (ii) the three month anniversary of the termination of the Merger Agreement if no claim is brought hereunder alleging any Guaranteed Obligations are due and owing, prior to such three month anniversary; provided, that if such claim is brought, this Limited Guarantee shall not terminate until either (x) a final resolution of such claim and payment of the Guaranteed Obligations, if applicable, or (y) a written agreement signed by each of the parties hereto terminating this Limited Guarantee; (iii) the valid termination of the Merger Agreement in accordance with its terms in any circumstances other than pursuant to which Parent would be obligated to make any payment under Section 7.3(c) of the Merger Agreement; or (iv) the date that all Guaranteed Obligations have been indefeasibly performed and satisfied in full.

6. Continuing Guaranty. Except to the extent terminated pursuant to the provisions of Section 5 hereof, this Limited Guarantee is a continuing one and shall remain in full force and effect until the payment and satisfaction in full of the Guaranteed Obligations, shall be binding upon the Guarantor, its successors and assigns, and shall inure to the benefit of, and be enforceable by, the Guaranteed Party and its permitted successors, transferees and assigns. All obligations to which this Limited Guarantee applies or may apply under the terms hereof shall be conclusively presumed to have been created in reliance on the terms of this Section 6.

7. Entire Agreement. This Limited Guarantee, together with the Equity Commitment Letter, the Confidentiality Agreement and the Merger Agreement, constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, between the parties hereto with respect to the subject matter of this Limited Guarantee.

8. Amendments and Waivers. No amendment or waiver of any provision of this Limited Guarantee shall be valid and binding unless it is in writing and signed, in the case of an amendment, by the Guarantor and the Guaranteed Party or, in the case of waiver, by the party or each of the parties against whom the waiver is to be effective. Notwithstanding the foregoing, no failure or delay by any party in exercising any right hereunder shall operate as a waiver of rights, nor shall any single or partial exercise of such rights preclude any other or further exercise of such rights or the exercise of any other right hereunder. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. Each and every right, remedy and power hereby granted to the Guaranteed Party or allowed the Guaranteed Party by law or other agreement shall be cumulative and not exclusive of any other, and may be exercised by the Guaranteed Party at any time or from time to time.

9. Counterparts. This Limited Guarantee may be executed in two or more counterparts, each of which shall be deemed an original but all of which together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties hereto and delivered to the other parties, it being understood that all parties need not sign the same counterpart. This Limited Guarantee may be executed and delivered by facsimile transmission, by electronic mail in “portable document format” (“pdf”) form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, or by combination of such means.

10. Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly delivered: (a) four (4) Business Days after being sent by registered or certified mail, return receipt requested, postage prepaid; (b) one (1) Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable nationwide overnight courier service; or (c) on the date of confirmation of receipt (or the first (1st) Business Day following such receipt if the date of such receipt is not a Business Day) of transmission by facsimile, in each case to the intended recipient as set forth below (or to such other address or facsimile telephone number as such party shall have specified in a written notice given to the other parties hereto):

if to the Guarantor:

c/o Centerbridge Partners, L.P.

375 Park Avenue, 12th Floor

New York, NY 10152

Attention: Jason Mozingo

Facsimile No: (212) 672-5001

with a copy to (which copy shall not constitute notice):

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, NY 10153

Attention: Douglas Warner

                 Michael Lubowitz

Facsimile No: (212) 310-8007

if to the Guaranteed Party:

P.F. Chang’s China Bistro, Inc.

7676 E. Pinnacle Peak Road

Scottsdale, AZ 85255

Attention: Richard L. Federico

Facsimile No: (480) 888-3001

with a copy to (which copy shall not constitute notice):

DLA Piper LLP

4365 Executive Drive, 11th Floor

San Diego, CA 92121

Attention: Jay Rains

Facsimile No: (858) 638-5076

11. Governing Law; Jurisdiction; Venue; Waiver of Jury Trial. This Limited Guarantee and all actions (whether at law, in contract, in tort or otherwise) that may be based upon, arise out of or relate to this Limited Guarantee, or the negotiation, execution or performance hereof shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws. All actions and proceedings (whether at law, in contract, in tort or otherwise) arising out of or relating to this Limited Guarantee, the negotiation, validity or performance of this Limited Guarantee shall be heard and determined in the Court of Chancery of the State of Delaware, and the parties irrevocably submit to the jurisdiction of such court (and, in the case of appeals, the appropriate appellate court therefrom), in any such action or proceeding and irrevocably waive the defense of an inconvenient forum to the maintenance of any such action or proceeding. The consents to jurisdiction set forth in this paragraph shall not constitute general consents to service of process in the State of Delaware and shall have no effect for any purpose except as provided in this paragraph and shall not be deemed to confer rights on any Person other than the parties hereto. The parties agree that service of any court paper may be made in any manner as may be provided under the applicable Laws or court rules governing service of process in such court. The parties hereto agree that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law. EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHTS TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT.

12. No Assignment. Neither this Limited Guarantee nor any of the rights, interests or obligations hereunder shall be assigned by the parties hereto, in whole or in part (whether by operation of law or otherwise), without the prior written consent of the other parties, and any attempt to make any such assignment without such consent shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties hereto and their respective successors and assigns.

13. No Third Party Beneficiaries. This Limited Guarantee is not intended to, and does not, confer upon any Person other than the Persons who are signatories hereto any rights or remedies hereunder, except that each Related Person shall be considered a third party beneficiary of the provisions of Section 3 hereof.

14. Severability. Any term or provision of this Limited Guarantee that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Limited Guarantee or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Limited Guarantee is invalid or unenforceable, the parties hereto agree that the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Limited Guarantee shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

15. Headings. The headings contained in this Limited Guarantee are for convenience purposes only and shall not in any way affect the meaning or interpretation hereof.

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IN WITNESS WHEREOF, the undersigned have executed and delivered this Limited Guarantee as of the date first written above.

GUARANTOR:

CENTERBRIDGE CAPITAL PARTNERS II, L.P.

By:	Centerbridge Associates II, L.P.,
its general partner

By:	Centerbridge GP Investors II, LLC,
its general partner

By:	/s/ Jason Mozingo
	Name:	Jason Mozingo
	Title:	Senior Managing Director and
Authorized Signatory

[LIMITED GUARANTEE]

GUARANTEED PARTY:

P.F. CHANG’S CHINA BISTRO, INC.

By:	/s/ Richard Federico
Name: Richard L. Federico
Title: Chief Executive Officer

[LIMITED GUARANTEE]